# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BrainsWay Ltd., CIK 0001505065
CUSIP: 10501L106
Title of class of securities: Ordinary Shares, par value NIS 0.04 per share; American Depository Shares ("ADSs"), each representing two Ordinary Shares
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th floor, Har HaHotzum, Jerusalem, Israel (L3), 9777516
Date of event which requires filing of this statement: 06/29/2025
Filed by CIK 0002044428
Persons authorized to receive notices and communications: Antonio J. Gracias, c/o Valor Management LLC, 320 North Sangamon Street, Suite 1200,, Chicago, Illinois (IL), 60607, (312) 683-1900

## Reporting persons
- Valor BrainsWay Holdings, LLC (CIK 0002044428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor Siren Ventures II L.P. (CIK 0001887414): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor Siren Partners II-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor Siren Partners II-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor SV Associates II L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor SV Capital II LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor Management L.P. (CIK 0001822428): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor Management LLC (CIK 0001846237): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Valor Funds Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,207,490; sole dispositive power 0; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,207,490 (17.7% of the class)
  Comment: Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Jonathan Shulkin (CIK 0001603104): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 536,494; shared voting power 7,207,490; sole dispositive power 536,494; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,743,984 (19% of the class)
  Comment: Aggregate amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,371,992 ADSs, representing 4,743,984 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.
- Antonio Gracias (CIK 0001495158): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 487,000; shared voting power 7,207,490; sole dispositive power 487,000; shared dispositive power 7,207,490; aggregate amount beneficially owned 7,694,490 (18.9% of the class)
  Comment: Aggregate amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,347,245 ADSs, representing 4,694,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.04 per share; American Depository Shares ("ADSs"), each representing two Ordinary Shares
Name of issuer: BrainsWay Ltd.
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th floor, Har HaHotzum, Jerusalem, Israel (L3), 9777516
Comment: This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons named herein and amends and supplements the original Schedule 13D of the Reporting Persons filed on November 13, 2024 (the "Original Schedule 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On June 29, 2025, Valor BrainsWay and the Issuer entered into an Amendment No. 1 to Warrant to Purchase American Depositary Shares, which, among other things, amended certain provisions of the Warrant to Purchase American Depositary Shares issued to Valor BrainsWay on November 5, 2024 to remove certain cashless exercise provisions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. Beneficial ownership of Shares over which Mr. Shulkin has sole voting and dispositive power are held through an entity of which he is the sole owner. The percent of class reported as beneficially owned on the cover pages of this Statement is based on 37,738,456 Ordinary Shares outstanding as of March 31, 2025 (as reported by the Issuer in its Registration Statement on Form F 3 filed on April 22, 2025) and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. Beneficial ownership of Shares over which Mr. Shulkin has sole voting and dispositive power are held through an entity of which he is the sole owner. The percent of class reported as beneficially owned on the cover pages of this Statement is based on 37,738,456 Ordinary Shares outstanding as of March 31, 2025 (as reported by the Issuer in its Registration Statement on Form F 3 filed on April 22, 2025) and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the ADSs or Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby supplemented to add the following additional exhibits:

Exhibit Description

99.7 Amendment No. 1 to Warrant to Purchase American Depositary Shares
99.8 Joint Filing Agreement dated as of July 1, 2025 among the Reporting Persons

## Signatures
- Valor BrainsWay Holdings, LLC: /s/ Jonathan Shulkin, Jonathan Shulkin, Authorized Signatory (07/01/2025)
- Valor Siren Ventures II L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor Siren Partners II-A L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor Siren Partners II-B L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor SV Associates II L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor SV Capital II LLC: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor Management L.P.: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor Management LLC: /s/ Antonio J. Gracias, Antonio J. Gracias, CEO (07/01/2025)
- Valor Funds Group LLC: /s/ Antonio J. Gracias, Antonio J. Gracias, Managing Member (07/01/2025)
- Jonathan Shulkin: /s/Jonathan Shulkin, Jonathan Shulkin (07/01/2025)
- Antonio Gracias: /s/Antonio J. Gracias, Antonio J. Gracias (07/01/2025)